# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Endeavor Group Holdings, Inc., CIK 0001766363
CUSIP: 29260Y109
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California (CA), 90210
Date of event which requires filing of this statement: 03/26/2025
Amends the filing with accession number 0000950170-25-043428
Filed by CIK 0001320234
Persons authorized to receive notices and communications: Robert Hilton, c/o Endeavor Group Holdings, Inc., 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California (CA), 90210, (310) 285-9000

## Reporting persons
- Ariel Emanuel (CIK 0001320234): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,687,162; shared voting power 20,676,708; sole dispositive power 6,687,162; shared dispositive power 20,676,708; aggregate amount beneficially owned 27,363,870 (9.1% of the class)
- Patrick Whitesell (CIK 0001531362): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,959,889; shared voting power 20,676,708; sole dispositive power 5,959,889; shared dispositive power 20,676,708; aggregate amount beneficially owned 26,636,597 (8.8% of the class)
- Endeavor Executive Holdco, LLC (CIK 0001859824): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,775,382; sole dispositive power 0; shared dispositive power 16,775,382; aggregate amount beneficially owned 16,775,382 (5.8% of the class)
  Comment: Limited Liability Company
- Endeavor Executive PIU Holdco, LLC (CIK 0001859825): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,352,290; sole dispositive power 0; shared dispositive power 1,352,290; aggregate amount beneficially owned 1,352,290 (0.5% of the class)
  Comment: Limited Liability Company
- Endeavor Executive II Holdco, LLC (CIK 0001859823): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,549,036; sole dispositive power 0; shared dispositive power 2,549,036; aggregate amount beneficially owned 2,549,036 (0.9% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Endeavor Group Holdings, Inc.
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California (CA), 90210
Comment: This Amendment No. 11 to Schedule 13D ("Amendment No. 11") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 13, 2021 (as amended, the "Schedule 13D"), related to the shares of Class A Common Stock, par value $0.00001 per share ("Common Stock"), of Endeavor Group Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

Rollover Agreement Amendments

On March 21, 2025, Patrick Whitesell and Patrick Whitesell's personal revocable living trust (the "PW Parties") entered into an amendment to that certain Rollover Agreement, dated as of April 2, 2024 (the "PW Original Rollover Agreement", and such amendment to the PW Original Rollover Agreement, the "PW Amendment", and collectively the "PW Amended Rollover Agreement") with the Executive Holdcos and the Parent Entities, pursuant to which the PW Parties have agreed, on the terms and subject to the conditions set forth therein, that additional direct or indirect ownership of 1,818,182 units of OpCo (the "Additional PW Rollover Units"), in addition to such amount of equity interests specified in the PW Original Rollover Agreement, will remain outstanding in the OpCo Merger (as defined below), and the PW Parties will not receive cash consideration (including the applicable Merger Consideration) under the Merger Agreement in respect of such Additional PW Rollover Units. As a result, pursuant to the PW Amended Rollover Agreement, the PW Parties have designated a total of 8,214,055 OpCo Membership Interests (corresponding value equal to $225,886,512.50) and 7,234,407 OpCo Profits Units (corresponding value equal to $39,834,635.54 based on $27.50 per unit less the applicable hurdle amount of each OpCo Profits Unit) as Rollover Units. The foregoing description of the PW Amendment is not complete and is qualified in its entirety by reference to the PW Amendment, a copy of which was attached as Exhibit (d)(16) to Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Issuer with the Securities and Exchange Commission (the "Commission") on March 24, 2025 and is incorporated herein by reference.

On March 22, 2025, Ariel Emanuel and Ariel Emanuel's personal revocable living trust (the "AE Parties") entered into an amendment to that certain Rollover Agreement, dated as of April 2, 2024 (the "AE Original Rollover Agreement", and such amendment to the AE Original Rollover Agreement, the "AE Amendment", and collectively the "AE Amended Rollover Agreement") with the Executive Holdcos and the Parent Entities, pursuant to which the AE Parties have agreed, on the terms and subject to the conditions set forth therein, to increase the number of "Rollover Interests" (as defined therein) to be the number of OpCo Membership Interests or OpCo Profits Units held directly or indirectly by them that collectively, using the Merger Consideration otherwise payable in respect of such interests, have a value equal to (i) the aggregate value of all shares of Company Common Stock (as defined in the Merger Agreement), OpCo Membership Interests or OpCo Profits Units held directly or indirectly by the AE Parties (calculated using the Merger Consideration applicable to such interests) minus (ii) $173,805,032.50, rounded to the nearest OpCo Membership Interest or OpCo Profits Unit, as applicable. As a result, pursuant to the AE Amended Rollover Agreement, the AE Parties have designated a total of 9,106,781 OpCo Membership Interests (corresponding value equal to $250,436,477.50) and 7,234,407 OpCo Profits Units (corresponding value equal to $39,834,635.54 based on $27.50 per unit less the applicable hurdle amount of each OpCo Profits Unit) as Rollover Units. The foregoing description of the AE Amendment is not complete and is qualified in its entirety by reference to the AE Amendment, a copy of which was attached as Exhibit (d)(17) to Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Issuer with the Commission on March 24, 2025 and is incorporated herein by reference.

Consummation of Endeavor Acquisition

On March 24, 2025 (the "Closing Date"), Silver Lake completed the previously announced acquisition of the Issuer. Pursuant to the terms of the Merger Agreement, each of the OpCo Merger, the Manager Merger and the Issuer Merger occurred on the Closing Date. At the Issuer Merger Effective Time, each share of common stock of the Issuer outstanding immediately prior to the Issuer Merger Effective Time was automatically cancelled and converted into the right to receive the Issuer Merger Consideration, except as specified herein. At the Manager Merger Effective Time, each Manager Membership Interest outstanding immediately prior to the Manager Merger Effective Time was automatically cancelled and converted into the right to receive the Manager Merger Consideration, except as specified herein. At the OpCo Merger Effective Time, (i) each OpCo Membership Interest outstanding immediately prior to the OpCo Merger Effective Time was automatically cancelled and converted into the right to receive the OpCo Merger Considation and (ii) each OpCo Profits Unit outstanding immediately prior to the OpCo Merger Effective Time was automatically cancelled and converted into the right to receive the OpCo Profits Units Merger Consideration, in each case except as specified herein.

Consequently, in connection with the Transactions, the securities beneficially owned by the Reporting Persons were converted into the right to receive the applicable Merger Consideration, with the exception of the Rollover Interests as specified in Item 5 of this Schedule 13D.

In addition, on the Closing Date, the Registration Rights Agreement and the Stockholders Agreement were each terminated by the requisite parties in accordance with the terms thereof.

In connection with the consummation of the Transactions, on the Closing Date, the Issuer notified the New York Stock Exchange (the "NYSE") that the Transactions had closed and requested that the NYSE (a) suspend trading of the Class A Common Stock, (b) remove the Class A Common Stock from listing on the NYSE prior to the open of trading on the Closing Date and (c) file with the Commission a notification of delisting of the Class A Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, the Class A Common Stock will no longer be listed on the NYSE. Trading of the Class A Common Stock on the NYSE was halted prior to the opening of trading on the Closing Date.

Additionally, the Issuer intends to file with the Commission certifications on Form 15 under the Exchange Act requesting the deregistration of the Class A Common Stock under Section 12(g) of the Exchange Act and the suspension of the Issuer's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act as promptly as practicable.

Consummation of OpenBet and IMG Arena Disposition

In addition, on the Closing Date, Transferor completed the previously announced disposition of OpenBet and IMG Arena to Acquiror, pursuant to the terms of the Transaction Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Amendment No. 11 is being filed on behalf of the Reporting Persons to report that, as of March 24, 2025, after giving effect to the Mergers described in Item 4 above, the Reporting Persons beneficially owned the following securities of the Issuer:

Mr. Emanuel is the record holder of 5,959,889 Profits Units and 727,273 Endeavor Operating Company Units. Mr. Whitesell's personal revocable trust, for which he is acting as sole trustee and is sole lifetime beneficiary, is the record holder of 5,959,889 Profits Units. Endeavor Executive Holdco, LLC is the record holder of 16,775,382 Endeavor Operating Company Units. Endeavor Executive PIU Holdco, LLC is the record holder of 1,352,290 Endeavor Operating Company Units. Endeavor Executive II Holdco, LLC is the record holder of 2,549,036 Profits Units.

As of the Closing Date, the Executive Holdcos were managed by an executive committee composed of Messrs. Emanuel and Whitesell. As a result, each of Messrs. Emanuel and Whitesell may be deemed to share beneficial ownership of the securities held directly by the Executive Holdcos as of the Closing Date, but each disclaims any such beneficial ownership. In addition, the Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by the Silver Lake Equityholders and such shares are not the subject of this Schedule 13D.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of March 24, 2025, based upon approximately 274,745,124 shares of Class A Common Stock outstanding as of March 24, 2025.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 11, as of March 24, 2025, the Reporting Persons have not effected any transactions with respect to the Common Stock since Amendment No. 10.
Other persons with the right to receive dividends or sale proceeds: None.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT

10.1 Amendment No. 1 to Rollover Agreement, dated as of March 22, 2025, among (i) Wildcat EGH Holdco, LP, (ii) Wildcat OpCo Holdco, LP, Ariel Emanuel, Ariel Emanuel's personal revocable trust, Endeavor Executive Holdco, LLC, Endeavor Executive II Holdco, LLC and Endeavor Executive PIU Holdco, LLC (incorporated by reference to Exhibit (d)(17) to Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Issuer with the Commission on March 24, 2025).

10.2 Amendment No. 1 to Rollover Agreement, dated as of March 21, 2025, among Wildcat EGH Holdco, LP, Wildcat OpCo Holdco, LP, Patrick Whitesell, Patrick Whitesell's personal revocable trust, Endeavor Executive Holdco, LLC, Endeavor Executive II Holdco, LLC and Endeavor Executive PIU Holdco, LLC (incorporated by reference to Exhibit (d)(16) to Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Issuer with the Commission on March 24, 2025).

## Signatures
- Ariel Emanuel: /s/ Ariel Emanuel, Ariel Emanuel (03/26/2025)
- Patrick Whitesell: /s/ Patrick Whitesell, Patrick Whitesell (03/26/2025)
- Endeavor Executive Holdco, LLC: /s/ Ariel Emanuel, Ariel Emanuel (03/26/2025)
- Endeavor Executive PIU Holdco, LLC: /s/ Mark Shapiro, Mark Shapiro (03/26/2025)
- Endeavor Executive II Holdco, LLC: /s/ Ariel Emanuel, Ariel Emanuel (03/26/2025)